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In the news

2/12/2025

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2/10/2025

HBS Dealer — QXO appeals to Beacon's shareholders

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1/27/2025

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1/27/2025

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1/16/2025

Bloomberg — When Brad Jacobs Talks, Investors Should Pay Attention

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1/15/2025

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MDM Distribution Intelligence - QXO Unveils Slate of Directors to Replace Beacon's, Gains Antritrust Clearance

Article 1:

Building-Products Distributor QXO Prepares to Nominate Directors Over Beacon Deal

Wall Street Journal

By Lauren Thomas

January 15, 2025

▪	QXO publishes offer to buy Beacon for $124.25 per share, says it has been rebuffed time and again

QXO, a new player in building-products distribution, is turning up the heat in its efforts to acquire Beacon Roofing Supply.

The details

QXO published a letter Wednesday detailing its cash offer of $124.25 per share, which it says Beacon has refused to “substantially engage” on. The offer was initially submitted on Nov. 11, it said.

The Wall Street Journal reported in mid-November that QXO had privately made an offer to acquire Beacon, which is the largest publicly traded distributor of roofing materials and complementary building products in the U.S. and Canada.

Beacon shares had closed Tuesday at $108.85, giving the company a market value of about $6.7 billion. The stock had run up some since the Journal’s initial report last year, and shares jumped around 10% in early trading Wednesday.

QXO said Wednesday that it has secured the committed financing for a deal and is prepared to nominate directors to Beacon’s board.

It also said it told Beacon that the offer of $124.25 is “very close to the highest end” of what it is willing to pay.

Beacon said in response that it rejected the offer because it “significantly undervalues the company and its prospects for growth and future value creation.”

The context

QXO, which has a market value of more than $6 billion, is headed by Brad Jacobs, who has built multibillion-dollar companies in logistics and other sectors through acquisitions.

Jacobs and others agreed in late 2023 to invest roughly $1 billion into a small, publicly traded software company—SilverSun Technologies—and renamed it QXO.

The company has yet to strike its first deal in the building-materials space. At one point last year, it had been eyeing a deal for Paris-listed Rexel, which distributes electrical supplies for the industrials sector, but those talks are no longer active, the Journal previously reported.

QXO also said Wednesday that it believes there are no other interested buyers for Beacon at this time.

The window for shareholder nominations at Beacon ends on Feb. 14, according to the company’s proxy materials.

Article 2:

When Brad Jacobs Talks, Investors Should Pay Attention

Bloomberg Opinion

By Thomas Black

January 16, 2025

▪	The billionaire is taking his offer for Beacon Roofing Supply directly to shareholders. Previous ones have not been disappointed.

More than two years ago, billionaire Brad Jacobs announced plans to start a new roll-up venture after a move in 2022 to break into three parts XPO, the logistics company that he built through acquisitions to reach as much as $17 billion in sales from $160 million in a little more than a decade.

Investors were beginning to wonder what was taking Jacobs so long to pull the trigger on his first target, which Jacobs said in 2023 would be in the building materials market. Jacobs took over the listing of a dormant company to form QXO Inc., which by last July had lined up private financing, including from Jared Kushner’s Affinity Partners, to give it firepower of $5 billion in cash and no debt to hunt for targets.

Now we know why Jacobs has been taking so long on QXO’s initial deal. Jacobs’ offer to purchase Beacon Roofing Supply Inc. in November was rebuffed by management. In an unusual move for Jacobs, he decided on Wednesday to go hostile and take his deal directly to shareholders.

The cash offer of $124.25 a share is too low, Beacon said in a statement. The company disputed QXO’s assertion that Beacon was unwilling to engage and said that QXO wouldn’t accept a “standard” nondisclosure agreement to hold further talks. QXO said in a letter to Chairman Stuart Randle that Beacon had conditioned talks on an “onerous standstill structure” that would delay the transaction.

“We believe your shareholders have the right to evaluate our proposal,” Jacobs said in the letter.

Beacon shareholders certainly know about the offer now. On the last trading day before the deal was proposed on Nov. 11, the offer had a 20% premium on Beacon’s share price of $103.25. The Wall Street Journal reported the offer on Nov. 18 but without the price. After QXO revealed the offer price and potential proxy battle on Wednesday, the shares spiked as high as $121.22 before settling at $117.18 — a record — up from $108.85 on Tuesday.

Now, shareholders will have to decide to take the money or back current management, risking a drop in the share price toward $100. The average share price last year was about $93. One solution for investors who want to keep exposure to the building materials industry would be to take Jacobs’ offer and use the proceeds to buy QXO. After all, those who bet early on Jacobs’ ventures, which include United Rentals Inc. and a trash services company that eventually became a part of Waste Management Inc., have been rewarded handsomely.

Jacobs is adamant on buying Beacon as his anchor to consolidate a fragmented building materials market because it’s the No. 2 player in the roofing distribution business. The largest company, SRS Distribution Inc., was snapped up by Home Depot Inc. last year in an $18 billion deal. Beacon also derives most of its sales from the repair and remodel market, which helps mitigate weak new construction activity as interest rates remain stubbornly high.

Beacon is not a fixer-upper. The company posted record sales and adjusted cash flow in the third quarter. It’s also been on its own acquisition spree, notching 19 small deals in the last two years, according to Bloomberg data. In the last five years, the shares jumped 231%. That easily outpaced the 81% gain for the

S&P 500 Index over the same period. Last year, the stock lagged with a 17% gain compared with 23% for the index.

“Beacon has a proven track record of delivering superior results and shareholder value,” Randle said in Beacon’s statement.

Jacobs hinted in his letter that he wouldn’t budge much on his proposal, which he called a “full and compelling price that is very close to the highest end of our value range.” He also threatened the company with a proxy battle “to let your shareholders decide.”

Part of Jacobs’ pitch to shareholders is that he can steer the company into high-growth categories that trade at higher multiples and that he will have the dry powder that Beacon doesn’t have “to pursue transformational M&A,” according to the letter. Beacon usually holds its annual shareholders meeting in mid-May, but we’re likely to see a deal before then.

Betting on Jacobs’ ability to build up companies through acquisitions has been a good one in the past. It’s likely not a good idea to bet against him now.

Article 3:

Building-Products Distributor QXO Launches Hostile Bid for Beacon

Wall Street Journal

By Lauren Thomas

January 27, 2025

▪	QXO takes offer directly to shareholders after being rebuffed

Building-products distributor QXO is taking its all-cash offer to acquire Beacon Roofing Supply directly to shareholders after being rebuffed on several occasions.

The details

QXO publicly launched a tender offer to acquire Beacon early Monday, confirming an earlier report by The Wall Street Journal.

It offered to buy all shares outstanding of Beacon for $124.25 per share, the same price it previously proposed. That values Beacon at $7.7 billion, or roughly $11 billion including debt.

Beacon shares closed Friday at $118.42, giving the business a market value of around $7.3 billion. The shares have run up since mid-November, when the Journal reported on the bid QXO had privately made to Beacon.

QXO said it hopes to clinch a deal quickly after its tender offer expires on Feb. 24.

The context

Herndon, Va.-based Beacon is the largest publicly traded distributor of roofing materials and complementary building products in the U.S. and Canada.

Earlier this month, QXO published a letter detailing its cash offer, which it said Beacon had refused to engage on. The offer was initially submitted on Nov. 11, it said.

QXO argued that its offer was compelling for shareholders and that it shouldn’t face any significant antitrust or other regulatory issues.

Beacon said in response that QXO’s proposal “significantly undervalues Beacon and fails to reflect the company’s growth strategy and upside potential.” It said it offered QXO the option to sign a nondisclosure agreement to share confidential management projections, but that QXO wasn’t interested.

QXO said in a securities filing that the NDA contained a standstill provision that would have prevented QXO from launching a tender offer and from nominating board candidates.

QXO has said it secured financing for a deal and is prepared to nominate directors to Beacon’s board. The window for shareholder nominations at Beacon ends on Feb. 14.

The rationale

QXO, based in Greenwich, Conn., has a market value of around $5.6 billion. It is headed by Brad Jacobs, who has built multibillion-dollar companies in logistics and other sectors through acquisitions.

Jacobs and others agreed in late 2023 to invest roughly $1 billion into a small, publicly traded software company—SilverSun Technologies—and renamed it QXO. The company has yet to strike its first big deal.

Jacobs said in a statement Monday that Beacon would be a strong fit for QXO.

Dealmaking in the building-materials space has been heating up. Home Depot last March struck a more than $18 billion deal, including debt, for SRS Distribution, a Beacon competitor.

Article 4:

QXO goes hostile in $11 billion takeover offer to Beacon Roofing

Reuters

By Sabrina Valle and Anshuman Tripathy

January 27, 2025

▪	Billionaire Brad Jacobs bypasses Beacon's board
▪	Beacon says it is looking for alternative buyers to raise price
▪	Shareholders have until Feb. 24 to tender shares

Billionaire Brad Jacobs on Monday took his QXO (QXO.N), opens new tab $11 billion takeover offer for Beacon Roofing (BECN.O), opens new tab to shareholders, after North America's largest publicly traded distributor of roofing materials repeatedly rebuffed his offer.

By reaching out to Beacon shareholders directly, QXO Chief Executive Brad Jacobs effectively bypassed Beacon's board and management. His proposal was either ignored or rejected on 15 occasions between July and December 2024, the company said in a filing, with Beacon's CEO engaging with Jacobs only once.

Beacon’s shares rose 1% to $119.55.

RBC Capital Markets analyst Michael Dahl said shareholders seem supportive of a takeover for the proposed $124.25 per share, 4% above Monday's close and 26% above the price of the stock the day before news about a potential deal emerged.

Without a compelling alternative, Dahl says, Beacon and QXO are more likely than not to reach a deal.

While strategic or private equity firms could yet emerge as potential suitors, “a bidding war seems unlikely and a proxy fight could be challenging”, said Jefferies analyst Philip Ng.

Beacon’s board, which has 10 days to respond, said it is looking for other potential buyers to increase the price offer.

Its shareholders have until Feb. 24 to tender shares, unless QXO extends the offer and waives conditions. Jacobs said he plans to close the deal right after the tender period expires.

Jacobs met Beacon CEO Julian Francis by videoconference “for the first and only time” on July 22, 2024, according to a filing detailing the failed engagement.

Earlier this month, Jacobs made his offer public. Beacon rejected it, saying the proposal significantly undervalued the company. Beacon urged its shareholders on Monday not to take any action at the time and said it will evaluate QXO’s tender offer to determine the course of action.

NEW PLAYER

Jacobs has built an empire of multibillion-dollar companies spanning industries from logistics to waste management and equipment rentals by acquiring companies in industries undergoing consolidation, and spinning some of them off at a higher value.

In 2023, Jacobs invested about $1 billion in a software company which he renamed as QXO. He wants to turn QXO into “a forward-looking leader in building products distribution,” a $800 billion industry. And promised to deliver tens of billions of dollars of annual revenue in the next decade.

Shares of QXO were down 3.7% on Monday. The company said it intends to pursue all options to complete a transaction, including nominating directors for election at Beacon's annual meeting.

QXO said it had secured full-financing commitments from Goldman Sachs, Morgan Stanley, Citi, Credit Agricole, Wells Fargo and Mizuho.

The company counts U.S. President Donald Trump’s son-in-law, Jared Kushner, opens new tab, as a board member.

Morgan Stanley & Co. LLC is acting as lead financial advisor to QXO and JPMorgan is advising Beacon.

Article 5:

QXO appeals to Beacon’s shareholders

HBSDealer

By HBSDealer Staff

February 10, 2025

▪	Read the company's forceful case for its ‘$124.25 all-cash offer.’

QXO has fired another salvo in its bid to acquire Virginia-based Beacon Roofing. This time, it’s directly addressing Beacon’s shareholders in an attempt to seal the deal before the deadline of midnight on February 24, 2025.

QXO’s latest release offers six points that aim to rebut Beacon’s recent messaging and reinforce the primacy of its offer.

QXO’s key points are distilled below:

1. QXO’s Offer to Acquire Beacon Roofing Supply is Highly Compelling and at a Significant Premium to Beacon’s Unaffected Share Price

In evaluating QXO’s offer, Beacon conveniently ignores that its share price reflects our acquisition interest following the Wall Street Journal’s November 18, 2024 report. That day, Beacon’s stock rose 9.9%, compared to a 0.4% increase in the S&P 500. Yet, Beacon compares QXO’s offer to share price metrics as of January 14, 2025—a misleading approach that distorts expectations of Beacon’s standalone value.

A more appropriate analysis shows that QXO’s offer represents:

•	A 37% premium to Beacon’s 90-day unaffected VWAP of $91.02 per share as of November 15, 2024;
•	A 26% premium to Beacon’s unaffected spot price of $98.75 per share as of November 15, 2024; and
•	A higher price than Beacon’s stock has ever traded.

2. Data Indicates that Beacon Will Miss its Margin Targets. The Board’s Claim of Strong Performance is Flawed

From 2019 through LTM September 2024, Beacon’s 7.7% revenue CAGR is the lowest of its peer group and well below the peer median of 12.1%.

... Consensus analysts’ estimates indicate that Beacon will:

•	Miss its 2025 Gross Margin target by 130 basis points;
•	Miss its 2025 EBITDA Margin target by 114 basis points; and
•	Deliver EBITDA margins 20bps lower in 2025 than when the “Ambition 2025” plan was introduced.

Furthermore, Beacon’s claims of superior stock performance are easily debunked. Over the past five years, Beacon’s total shareholder return has trailed its Building Products Proxy Peers by 86% and trailed those peers by 140% since CEO Julian Francis took over as CEO in August 2019.

3. QXO’s Offer Represents a 3.0x Premium to Beacon’s Historical Multiple

Since Beacon has not closed the valuation multiple gap despite implementing “Ambition 2025,” reporting supposedly strong results and stock markets nearing all-time highs, we urge shareholders to decide if the current management and Board are the right team to create value for shareholders. QXO’s proposal provides a 3.0x premium to Beacon’s average historical next-twelve-months EBITDA multiple, providing substantial immediate cash-certain value to shareholders.

4. If Beacon is Truly Confident in its Future, it Should Release its Projections Today

Further, these newly constructed projections will not be revealed for another month—more than three months after Beacon’s Board first rejected QXO’s offer. Why the delay? What is Beacon formulating in the interim? If the company had strong, credible projections, there would be no reason for such a drawn-out disclosure process.

5. Beacon Insiders Recently Sold Shares at Prices Far Below QXO’s Offer

Since early 2024, Beacon’s Chairman and CEO have sold a significant percentage of their shares at prices well below QXO’s $124.25 per share offer:

•	Chairman Stuart Randle sold 20.9% of his shares at $94.80.
•	CEO Julian Francis sold 9.8% of his shares at $97.91.
•	CD&R exited its position in Beacon at $83.16 per share.

If Beacon’s future is so bright under current management, why are insiders selling shares sharply below QXO’s offer price?

6. Beacon’s Own Filings Suggest that No Actionable Competing Offer Exists

Beacon’s recent filings indicate no viable third-party alternative to QXO’s premium offer. Beacon’s 14D-9 filing has not disclosed any competing offers, or even a single NDA being signed.

QXO’s offer is clear, compelling and in shareholders’ best interest. It is time for Beacon’s Board to stop obstructing shareholders and let them decide their own financial future.

What are analysts saying?

According to a Feb. 10 analysis released by Truist Securities, Beacon will likely not budge. At least for now. The report shares: “BECN has already rejected QXO’s offer, and we doubt anything will change before the February 24th deadline,” as well as, “We suspect BECN’s rejection of the deal will not be changed, and the process will come down to a vote for directors at the annual meeting.”

However, Truist’s analysts do believe QXO will ultimately win this battle.

As the report elaborates: “With the offer at a price level BECN stock has never traded at, we suspect that a majority of investors will vote for QXO Board nominees (and thus the current deal) if the process goes that far. The only exception is if another bidder comes in with a superior cash option. While still possible, the search for another bidder has been ongoing for sometime and their still does not seem to be another serious contender so far. While emergence of another bid is still possible, the chance are starting to dwindle, in our view.”

Beacon, meanwhile, shared a statement with HBSDealer:

“On multiple occasions, we have sought to constructively engage with QXO, to allow them to review our 2028 long-term targets and show them a path to increased value. Instead, they have refused to engage, first stating that they were not interested in receiving any confidential information and later disparaging information they have not seen. We look forward to sharing more about our future growth plans and 2028 long-term targets with all investors at our upcoming Investor Day.”

Article 6:

QXO Unveils Slate of Directors to Replace Beacon’s, Gains Antitrust Clearance

MDM Distribution Intelligence

By MDM Staff

February 12, 2025

▪	See the detailed roster of directors QXO proposed, as well as Beacon's prompt response.

As it pursues an acquisition of specialty building materials distributors Beacon Roofing Supply, QXO upped the ante on Feb. 12 by stating its full slate of nominees that would replace Beacon’s current board of directors.

Additionally, QXO shared that it has obtained antitrust clearance in the United States and Canada for the transaction.

Both developments would expedite the transaction process if QXO and Beacon eventually come to a deal.

QXO — s a building materials distribution and technology platform formed in late 2023 and officially launched last year — said it has informed Beacon that it will propose 10 independent director nominees at Beacon’s 2025 annual shareholders meeting that would replace Beacon’s board.

In a news release, QXO said that shareholders meeting is expected to be held in May.

The proposed slate of board nominees consists of current and former senior executives and directors of large, global companies, including manufacturers, distributors, logistics service providers and advisory firms.

QXO’s proposed nominees:

Sheree Bargabos — A 37-year veteran with building and composite material systems maker Owens Corning, having retired in 2015. Her tenure there included 10-plus years as President of roofing and asphalt for over a decade. She has served on the board of Steel Dynamics, Inc. since 2018 and formerly was a non-executive director of the board and member of the governance committee of PGT Innovations, Inc.

Paul Camuti — Former EVP and Chief Technology and Sustainability Officer of Trane Technologies. He previously served as CTO and corporate sustainability and innovation lead at Ingersoll Rand for nine years.

Karel Czanderna — Former President, CEO and Board Director of Flexsteel Industries, Inc. Before that, she was group president of the building materials division of Owens Corning and earlier held divisional executive roles with Whirlpool. She currently serves on the boards of Cibo Vita and Soteria Flexibles and previously served on the board of BlueLinx Holdings.

Jonathan Foster — Founder and Managing Director of Current Capital Partners, an independent advisory and merchant banking firm. His 35-year career in financial and investment services includes 10 years with Lazard, Inc. QXO noted Foster has served on more than 40 corporate boards, including current roles for Berry Global Group, Five Point Holdings and Lear Corp.

Mauro Gregorio: — Former PDowresident of Performance Materials & Coatings at Dow Inc. He previously served as CEO of Dow Silicones Corp. (formerly Dow Corning) and President of Dow Consumer Solutions. He currently serves on the board of Eagle Materials and sits on the audit and corporate governance, nominating and sustainability committees. Gregorio also serves on the board of Radius Recycling.

Michael Lenz — Former CFO of FedEx, where he had an 18-year career, former serving as SVP and treasurer. He previously was with American Airlines for 11 years in investor relations, international network and strategic planning roles. Lenz currently serves on the board of Methodist Le Bonheur Healthcare.

Teresa May — President and owner of H+G Advisory, LLC and an advisor for portfolio operations at private equity firm KPS Capital Partners. Previous positions include Chief Marketing Officer for American Woodmark Corp., head of global strategic marketing for Owens Corning and President of Healthcare and Chief Strategy Officer of security solutions for Stanley Black & Decker. May is currently on the board of Fluidmaster and previously served on the boards of American Woodmark and Transcendia.

Stephen Newlin — Former President, CEO and Chairman of chemicals distributor Univar Solutions. He formerly was president, CEO and Chairman of PolyOne Corp. (now Avient). Newlin is currently Chairman of Oshkosh Corp.

Joseph Reitmeier — Former CFO of Lennox International. Since 2016, he has served on the board of Watts Water Technologies.

Wendy Whiteash — Former EVP, Integration and Strategic Priorities for building materials distributor US LBM Holdings. She previously served as US LBM’s Chief Human Resources Officer. Whiteash spent the first 17 years of her career with Ferguson Enterprises.

“We are proposing a slate of high-caliber, independent director nominees who are astute at delivering value to shareholders of large public companies,” said Brad Jacobs, QXO Chairman and CEO. “If elected, our nominees would give Beacon’s shareholders a direct voice in advocating for an independent evaluation of QXO’s proposal.

A QXO spokesperson provided MDM the following notes about the proposed board:

•	All have industrial sector experience
•	80% have public board experience
•	70% have building products distribution experience
•	70% have CEO or CFO experience
•	60% have M&A experience

Morgan Stanley & Co. is QXO’s lead financial advisor, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is its legal counsel.

Beacon Responds

Shortly following QXO’s announcement, Beacon’s board provided a response of its own, saying QXO’s proposal is an “attempt to pressure Beacon’s board into accepting an unchanged offer price that significantly undervalues Beacon’s prospects for growth and value creation, which the board previously rejected.”

The statement defended Beacon’s board members, noting their qualifications and role in generating shareholder value:

“Beacon’s Board consists of ten highly qualified directors – nine of whom are independent – who have been critical in overseeing the Company’s successful execution of its Ambition 2025 plan, which generated total shareholder returns of more than 200% during the past five years1 and delivered above market growth and superior financial and operational results, including 11 straight quarters of record net sales.

Each of our Board members brings the skills, knowledge, experience and tenure necessary to guide the company’s strategic and operational direction, as well as a firm and demonstrated commitment to acting in the best interests of Beacon and all of its shareholders. Their expertise spans an array of industries relevant to Beacon’s continued success, including industrial manufacturing, national and international distribution, supply chain, information technology, logistics, e-commerce, strategy, marketing, brand management, cybersecurity and finance.”

— Beacon’s Board of Directors, responding to QXO’s proposed board nominees (Feb. 12)

Beacon said its board will evaluate QXO’s director nomination notice and present its recommendations in the company’s proxy statement that will be filed with the SEC ahead of Beacon’s annual shareholders meeting.

Antitrust Cleared – QXO Calls for “Poison Pill” Removal

On the antitrust front, QXO confirmed that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired and that it has received early termination of the waiting period from the Canadian Competition Bureau.

Alongside the clearance announcement, QXO Chairman and CEO Brad Jacobs called upon Beacon to remove the shareholder rights agreement Beacon adopted in late January that the company said is a means of protecting stockholder interests and maximizing value for them.

“With committed financing in place and these necessary regulatory approvals secured, QXO is prepared to complete this acquisition and deliver immediate, compelling value to Beacon shareholders,” said Brad Jacobs, chairman and chief executive officer of QXO. “Beacon should remove its shareholder-unfriendly poison pill so shareholders can benefit from our premium all-cash offer.”